Rennert Vogel Mandler & Rodriguez, P.A.
(305) 577-4162
cmenard@rvmrlaw.com

August 9, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Assistant Director

Re:    Multi Solutions II, Inc.
Registration Statement on Form 10
File No. 000-12162

Dear Ms. Ransom:

Reference is made to that certain Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”), by our client Multi Solutions II, Inc. (the “Company”), on June 18, 2012 (the “Registration Statement”).

This letter has been prepared in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 17, 2012 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

(i)	Describe how and when a company may lose emerging growth company status;

(ii)
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

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(iii)	State your election under Section 107(b) of the Act:

◦
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

◦
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not qualify as an “emerging growth company” as defined in the Act. It is the Company’s understanding that pursuant to Section 101(d) of the Act, an issuer does not qualify as an “emerging growth company” if the first sale of the issuer’s common equity securities pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. As disclosed in Item 1 of the Registration Statement, the Company (formerly known as "Multi Solutions, Inc.") consummated its initial public offering of securities pursuant to a Registration Statement on Form S-18 (SEC File No. 2-85710-NY) declared effective by the Commission on November 14, 1983 (the "Form S-18"), and its sale of equity securities pursuant to the Form S-18 closed shortly thereafter. As a result, the Company does not qualify as an “emerging growth company” under the Act and does not believe that it is necessary to amend its Registration Statement to include disclosure regarding the Act.

2.
We note the existence of other blank check companies—for example, Multi Soft II, Inc.—with which your directors and officers are affiliated. Please disclose the names of each of these blank check companies. Please also describe how conflicts of interest between these companies, including the manner in which your directors and officers will determine to which company to present business opportunities, will be resolved.

Response: The Company acknowledges the Staff’s comment and that the officers and directors of the Company hold the same positions with another blank check company, Multi Soft II, Inc. In order to minimize potential conflicts of interest which may arise from these two corporate affiliations, each of the officers and directors of the Company has entered into an agreement with the Company and Multi Soft II, Inc. whereby each officer and director has agreed that Multi Soft II, Inc. shall not analyze or consider any possible business combination opportunities until the Company has agreed to consummate a business combination. In light of this, the Company has revised the disclosure on pages 4 and 10 of the Registration Statement, and has included as Exhibit 10.2 that certain Agreement Regarding Conflicts of Interest dated August 8, 2012 among the Company, Multi Soft II, Inc., J. Bryant Kirkland III, Deborah Fasanelli, Robert Frome and Robert Lundgren.

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Risk Factors, page 7

3.
Please add a risk factor disclosing that, as a blank check company, any offering by you must comply with Rule 419 of the Securities Act and explaining the impact of the application of Rule 419 to an offering.

Response: In response to this comment, the Company has revised the Registration Statement to add a risk factor regarding Rule 419. See page 11 of the Registration Statement.

Our Directors Have the Right, page 10

4.	We note your statement that the “issuance of preferred stock would adversely affect the rights of the holders of common stock.” Please revise to explain how and why this is the case.

Response: In response to this comment, the Company has revised the disclosure contained in the Registration Statement regarding the issuance of preferred stock. See page 11 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 18

5.	In the table on page 19, you indicate that Messrs. Lampen, Kirkland and Frome own in the aggregate 65.5% of your outstanding stock. Please tell us why this is the case.

Response: In response to this comment, the Company has revised the Registration Statement to correctly reflect in the beneficial ownership table that the Company's directors and officers own in the aggregate 12.2% of the Company's outstanding stock. See page 22 of the Registration Statement.

Directors, Executive Officers, page 19
Involvement in Certain Legal Proceedings, page 20

6.	We note your disclosure that certain legal events have not occurred during the past five years. Please expand this disclosure to include the past ten years. Please see Item 401(f) of Regulation S-K.

Response: In response to this comment, the Company has revised the Registration Statement to expand this disclosure to include the past ten years. See page 24 of the Registration Statement.

Legal Proceedings, page 22

7.	Please revise to include all of the disclosure required by Item 103 of Regulation S-K, as well as an update regarding the current status of the referenced litigation.

Response: In response to this comment, the Company has revised Item 8 of the Registration Statement

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to state that the Company is not a party to any proceedings or threatened proceedings. Management respectfully advises the Staff that, upon further review, the legal proceeding disclosed in the initial filing of the Registration Statement does not relate to the Company for the following reasons: (i) The name of the defendant has a hyphen, whereas, the name of the Company's predecessor (Multi Solutions, Inc.) does not; (ii) the address stated in the complaint for the defendant Multi-Solutions, Inc. has never been associated with the Company nor is it listed in any documents in the files of the Company; (iii) current and former management has no knowledge or awareness of the parties or the events named in the complaint; (iv) there is no record of the Company ever holding a security interest or mortgage on the property described in the complaint. See page 26 of the Registration Statement.

Market Price of and Dividends on…, page 22
Market Information, page 22

8.
We note that you and the company Multi Soft II, Inc. both claim in your registration statements that your stock was quoted on the OTC Bulletin Board under the symbol MULT.PK. This disclosure appears to imply that you and Multi Soft II were at one time a single entity. However, we note your disclosure in the first paragraph on page 1 of your registration statement that Multi Soft II was a subsidiary of Multi Solutions II. Please revise your disclosure here and, as needed, throughout your registration statement to clarify your relationship with Multi Soft II at the time that either of your stock was quoted on the OTC Bulletin Board and to clarify whose stock was quoted on the OTC Bulletin Board.

Response: In response to this comment, the Company has revised the Form 10 registration statement for Multi Soft II, Inc. to correctly state that its common stock was quoted on the OTC Bulletin Board under the symbol MSOFT.PK, not MULT.PK. Accordingly, we have revised page 26 of Amendment No. 1 to the Registration Statement on Form 10 of Multi Soft II, Inc.

Recent Sales of Unregistered Securities, page 23

9.
We note that you have not provided disclosure pursuant to Item 701 of Regulation S-K; however, it appears that you issued common stock to Vector Group Ltd. in the past three years upon its conversion of debentures, and that you issued common stock in connection with your 2011 merger. Please advise or revise.

Response: In response to this comment, the Company has revised the Registration Statement to include an accurate list of sales of unregistered securities during the past three years. See page 27 of the Registration Statement.

Changes in and Disagreements with Accountants…, page 25

10.
We note your disclosure in the fifth paragraph on page 1 that Moore & Associates resigned on August 7, 2009. As such, it appears that you should provide the disclosures required by Item 304 of Regulation S-K in regard to the resignation of Moore & Associates. Please provide the disclosures required by Item 304 of Regulation S-K or tell us why such disclosures are not applicable. In any event, please disclose whether the decision to engage Marcum, LLP was recommended or approved by any audit or similar committee, or the board of directors, if you have no such committee. Refer to paragraph (a)(iii) of Item 304 of Regulation S-K.

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Response: The Company acknowledges this comment, and respectfully advises the Staff that the resignation of Moore & Associates occurred during the Company's fiscal year ended January 31, 2010, which did not fall within the Company's two most recent fiscal years. In accordance with Item 304 of Regulation S-K, the disclosure regarding the resignation of Moore & Associates need not be provided. The Company has revised the Registration Statement to include disclosure regarding the Company's board of directors' decision to retain Marcum LLP as well as the August 2009 resignation of Moore & Associates. See page 30 of the Registration Statement.

Financial Statements and Exhibits, page 25
General

11.
We note that you did not provide cumulative amounts from inception of the development stage in the statements of operations and cash flows and other disclosures required by development stage entities. Please tell us why the disclosures required by ASC 915 are not applicable to your facts and circumstances or provide the cumulative amounts and other disclosures required by ASC 915.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it is not currently a development stage entity under the guidance outlined in the FASB Topic 915, Development Stage Entity ("ASC 915") because it has not yet commenced operations which constitute “establishing a business” as defined in ASC 810. The Company is currently solely engaged in organizational activities related to its corporate structure and causing its shares of Common Stock to become publicly tradable (including the filing of the Registration Statement) and has not yet engaged in identifying potential merger or acquisition candidates. The Company intends to commence its investigation for potential merger or acquisition candidates upon the effectiveness of the Registration Statement. Accordingly, the Company acknowledges that upon the Company's commencement of its business operations (which it currently contemplates will occur upon the effectiveness of the Registration Statement), it will be a Development Stage Entity as referred to in ASC 915 and will report accordingly.

Exhibits, page 26

12.	Please file as an exhibit the articles of merger described in the registration statement. See Item 601(b)(2) of Regulation S-K.

Response: In response to this comment, the Company has revised the Registration Statement to include the articles of merger as an exhibit.

Consolidated Statements of Shareholders’ Deficiency, page F-4

13.
Please tell us how you accounted for the deconsolidation of Multi Soft. In doing so, please tell us the fair value of the retained noncontrolling investment at the date of deconsolidation, the carrying amount of any noncontrolling interest at the date of deconsolidation, the carrying amount of the assets and liabilities of Multi Soft and the gain or loss recognized. Please also tell us how the retained investment

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is presented in your financial statements. In addition, please provide the disclosures required by ASC 810-10-40-5, and disclose your accounting policy and the carrying amount of the retained noncontrolling investment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company followed the guidance in ASC 810-10-40-5 in accounting for the deconsolidation of Multi Soft II, Inc.  Because the Company accounted for the change in control as a recapitalization, the gain or loss prescribed by ASC 810-10-40-5 was recorded directly to retained earnings. The following required disclosures have been added to the Registration Statement:

"As a result of the deconsolidation of Multi Soft II, Inc., the Company recorded a charge to accumulated deficit of $74,918, consisting of the following:

Fair value of consideration received	$—
Fair value of retained non-controlling interest	—
Carrying value of the non-controlling interest in Multi Soft, Inc. in as of the change in control date	(63,917)
Less: Net deficit of Multi Soft, Inc. as of the change in control date	(138,835)
$74,918

Because Multi Soft II, Inc. had a net deficit, and the Company has no obligation to fund the losses of Multi Soft II, Inc., the carrying amount of the Company’s non-controlling interest in Multi Soft II, Inc. is zero as of each balance sheet date presented.  Similarly, the Company determined that the fair value of its retained non-controlling interest in Multi Soft II, Inc. was zero."

14.
Please tell us why the capital related to the payment of professional fees by the majority owner of Multi Soft and the conversion of Multi Soft’s convertible debt were allocated entirely to your ownership interest.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the agreements resulting in: (i) the purchase of the convertible debt by the resulting majority shareholder of the Company and Multi Soft II, Inc.; (ii) the conversion of the Company’s and Multi Soft II, Inc.’s convertible debt; and (iii) the payment of an aggregate of $35,000 of transaction fees on behalf of both companies, were all executed concurrently on the change in control date with the intended consequence of two separate entities commonly controlled by the new resulting majority shareholder of the Company and Multi Soft II, Inc. Accordingly, the Company allocated the transaction fees paid by the majority shareholder to each entity on an equal basis. The Company did not allocate a portion of the conversion of Multi Soft II, Inc.’s convertible debt to the non-controlling interests because the conversion did not result in a change to the net loss or accumulate deficit of Multi Soft II, Inc. Further, because the conversion resulted in a loss of control and deconsolidation, the impact of the conversion on the non controlling interest was rendered irrelevant because the carrying value of the non-controlling interest and retained non-controlling interest were zero immediately after deconsolidation.

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Note 5. Litigation, page F-9

15.	Please disclose an estimate of the possible loss or range of loss or that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response: Please see the Company's response to Comment 7 above and the revised disclosure in Item 8 of the Registration Statement and the notes to the financial statements. The Company acknowledges the Staff’s comment and respectfully advises the Staff that given the Company's revised disclosure, ASC 450-20-50-4 no longer applies.

Consolidated Balance Sheets, page F-10

16.	We note that you characterize amounts due to shareholder as a receivable. Please revise to properly describe the obligation.

Response: In response to this comment, the Company has revised the Registration Statement to properly characterize the amounts as "Due to Shareholder". See page F-10 of the Registration Statement.

**********
The Company, in connection with the Staff’s review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its respective filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to Claire P. Menard at (305) 577-4162.

Sincerely,

/s/ Claire P. Menard

RENNERT VOGEL MANDLER & RODRIGUEZ, P.A.

cc:    J. Bryant Kirkland III, Multi Soft II, Inc.
Ilyssa Blum, Marcum LLP